May 18, 2010

Mr. Kevin Woody

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Mail Stop 4561

RE: The Macerich Company

Form 10-K for the Fiscal Year Ended

December 31, 2009, filed February 26, 2010

File No. 001-12504

Dear Mr. Woody:

This letter is in response to your letter of April 21, 2010 regarding your review of the above mentioned Form 10-K (the “2009 10-K”) for The Macerich Company (the “Company”).

Our specific responses to your questions follow the restatement of each question below.

Financial Statements

Consolidated Statements of Cash Flows, page 72

1.              We note that you classify deferred leasing costs as investments activities within your statement of cash flows. In future filings, please disclose your classification policy and the basis for that policy. Additionally, please apply this comment to the financial statements of Pacific Premier Retail Trust.

In the Company’s Form 10-Q for the period ended March 31, 2010, filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2010, we included disclosure in note 2 (Basis of Presentation) of the notes to consolidated financial statements regarding the Company’s policy for classifying deferred leasing costs within the Consolidated Statement of Cash Flows.  As part of this disclosure, we added the explanation marked below to describe the Company’s policy for classifying deferred leasing costs as investment activities and the basis for that policy.  We intend to include similar disclosure in the notes to consolidated financial statements of both the Company and Pacific Premier Retail Trust that are included in the Company’s future filings.

Deferred Charges:

Costs relating to obtaining tenant leases are deferred and amortized over the initial term of the agreement using the straight-line method. As these deferred leasing costs represent productive assets incurred in connection with the Company’s provision of leasing arrangements at the Centers, the related cash flows are classified as investing activities within the Consolidated Statement of Cash Flows. Costs relating to financing of shopping center properties are deferred and amortized over the life of the related loan using the straight-line method, which approximates the effective interest method. In-place lease values are amortized over the remaining lease term plus an estimate of renewal. Leasing commissions and legal costs are amortized on a straight-line basis over the individual lease years.

The range of the terms of the agreements is as follows:

Deferred lease costs	1-15 years
Deferred financing costs	1-15 years
In-place lease values	Remaining lease term plus an estimate for renewal
Leasing commissions and legal costs	5-10 years

Earnings per Share (“EPS”), page 82

2.              We note that you reported within your 2008 Form 10-K that net income available to common stockholders was $183 million and $74 million for the years ended December 31, 2008 and 2007. We also note that you have reported within your 2009 Form 10-K that net income available to common stockholders was $161 million and $63 million for the years ended December 31, 2008 and 2007. Please clarify for us why these prior year amounts appear to be restated.

On May 27, 2009, we filed a Current Report on Form 8-K to update Items 6, 7, 7A and 8 of Part II, and the financial statements included in Item 15 of Part IV, of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 10-K”) in order to retrospectively recast the Company’s historical consolidated financial statements included in the 2008 10-K in connection with the Company’s adoption on January 1, 2009 of the following accounting pronouncements (i) ASC 470, “Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion”; (ii) ASC 810-10-45, “Accounting for Noncontrolling Interests in Consolidated Financial Statements”; and (iii) ASC 260-10-45, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”.

Co-Venture Arrangement, page 100

3.              We note your disclosure related to the Co-Venture arrangement. Please describe the general terms related to your rights to repurchase the assets under the arrangement and tell us how you were able to reach the conclusion that a profit-sharing arrangement was the most suitable method to account for your transaction with your co-venture partner. In your response, please indicate how likely it is that you will exercise your repurchase rights.

On September 30, 2009, the Company formed a joint venture, whereby a third party acquired a 49.9% interest in Freehold Raceway Mall and Chandler Fashion Center from us for cash.

Our partnership agreement includes a Marketing Right Provision, whereby either party may force the co-venture to actively market the properties for sale after the seventh year of the venture.

Our rights to repurchase the assets are based upon the terms of the Marketing Right Provision.  Under this provision, if our co-venture partner initiates their marketing right, we can either present a bid to acquire the assets or market the assets to third parties. Our co-venture partner may then elect to accept our offer.  If our offer is rejected, we have the right to acquire the assets for the greater of (1) the fair market value of the assets or (2) an amount that, if distributed to the partners pursuant to the distribution provisions in the partnership agreement, will provide the co-venture partner with a specified internal rate of return.

Under ASC 360-20-40-38, if a seller has the right to repurchase an asset, the transaction shall be accounted for as a financing, leasing, or profit-sharing arrangement rather than as a sale.  However, a right of first refusal based on a bona fide offer by a third party ordinarily is not an obligation or a repurchase option.

Because the Marketing Right Provision, once triggered by our co-venture partner, gives us the unconditional right to purchase the assets, we concluded that we in substance have an option to reacquire the assets. Additionally, as our rights to repurchase the assets are not dependent upon the co-venture obtaining a bona fide offer from a third party, we determined that our repurchase option is not a right of first refusal.  Accordingly, we have concluded that the existence of the repurchase option precluded sale accounting and we have therefore evaluated the substance of the transaction as to whether it represents a profit-sharing, leasing or financing arrangement.

In this evaluation, we noted the following with respect to each of the accounting treatment alternatives. Characterization as a financing is appropriate when, in substance, the transaction is not a sale, but akin to a financing arrangement, with the loan (i.e. the proceeds from the sale) secured by the property sold.  When the seller is obligated to repurchase real estate property sold or is likely to exercise an option to repurchase the property sold at a price higher than the sales price (i.e., the seller will repay the buyer its entire investment plus a return on that investment), we believe this type of arrangement is akin to a financing arrangement. Treatment as a leasing transaction is appropriate when the seller has an obligation or is likely to exercise an option to repurchase the property at a price lower than the sales price paid by the buyer (i.e., the difference between the sales price and the repurchase price would constitute prepaid rent).  Real estate sale transactions involving venture arrangements that do not qualify for sale accounting as a result of continuing involvement and do not represent, in substance financing or leasing arrangements, are accounted for as profit-sharing arrangements. As we do not have any control over the co-venture partner’s decision to invoke the Marketing Right Provision, we cannot predict whether or not we will ultimately be able to repurchase the interest sold to our co-venture partner (therefore demonstrating that likelihood of exercising the repurchase option is undeterminable).  As we and the buyer are parties to a real estate venture and will share in the future profits and losses of the underlying properties, we have concluded that a profit-sharing arrangement is the most suitable method to account for the transaction.

As indicated above, our ability to repurchase the properties is dependent upon whether our co-venture partner initiates their marketing right, which is not within our control. In addition, the likelihood of us exercising our option to repurchase the real estate assets should our co-venture partner initiate their marketing right is dependent upon future market conditions and future competing opportunities for our capital and therefore undeterminable.

Commitments and Contingencies, page 108

4.              Please tell us what considerations you have made toward providing disclosure within your financial statements of some of the environmental matters which you have discussed on page 13 of your filing. Within your response, please address whether or not you have accrued liabilities for these matters and discuss your basis in GAAP which supports your conclusions.

We periodically review environmental matters involving the Company to determine if a loss contingency is required to be accrued in accordance with FASB ASC 450, “Contingencies.” ASC 450-20-25-2 states that a loss contingency shall be accrued by a charge to income if both of the following conditions are met:  the loss is probable and the amount can be reasonably estimated.  In accordance with this requirement and in connection with our periodic reviews, we have accrued immaterial amounts for remediation costs associated with the removal of asbestos-containing materials that have been classified as friable at one of our centers and for investigation, remediation and monitoring costs relating to the presence of perchloroethylene and its degradation byproducts at one of our other centers.  We do not believe that any other environmental matters involving the Company or its centers, including any of the other matters described on page 13 of the 2009 10-K, meet the criteria for recognition under ASC 450-20-25-2 and, accordingly, we have not accrued any other liabilities for these matters.  We have also considered the disclosure requirements set forth in ASC 450-20-50-3, which states that “[d]isclosure of the contingency shall be made if there is at least a reasonable possibility that a loss or an additional loss may have been incurred and either of the following conditions exist: (a) An accrual is not made for a loss contingency because any of the conditions in paragraph 450-20-25-2 are not met; or (b) An exposure to loss exists in excess of the amount accrued pursuant to the provisions of paragraph 450-20-30-1.”  In accordance with the requirements of 450-20-50-3, we do not currently believe that disclosure concerning the environmental matters described on page 13 is required to be included in the Company’s financial statements because we do not believe that a loss exposure exists in excess of the amounts the Company currently has accrued in its financial statements for the matters described above or that there is a “reasonable possibility” that a loss from any other environmental matters has or may be incurred.

The disclosure on page 13 of the 2009 10-K is intended as a cautionary statement that the Company may in the future incur potential environmental liabilities or costs in responding to the specified environmental matters, but it was not intended to reflect the Company’s judgment regarding the expected likelihood of any such potential loss under ASC 450.  In future filings, we intend to revise the disclosure included on page 13 of the 2009 10-K substantially as follows:

“Based on these assessments, and on other information, the Company is aware of the following environmental issues, which may result in potential environmental liability and cause the Company to incur costs in responding to these liabilities or in other ~~that may reasonably result in~~ costs associated with future investigation or remediation~~, or in environmental liability~~:

•                  Asbestos.  The Company has conducted asbestos-containing materials (“ACM”) surveys at various locations within the Centers. The surveys indicate that ACMs are present or suspected in certain areas, primarily vinyl floor tiles, mastics, roofing materials, drywall tape and joint compounds. The identified ACMs are generally non-friable, in good condition, and possess low probabilities for disturbance. At certain Centers where ACMs are present or suspected, however, some ACMs have been or may be classified as “friable,” and ultimately may require removal under certain conditions. The Company has developed and implemented an operations and maintenance (“O&M”) plan to manage ACMs in place.

•                  Underground Storage Tanks.  Underground storage tanks (“USTs”) are or were present at certain Centers, often in connection with tenant operations at gasoline stations or automotive tire, battery and accessory service centers located at such Centers. USTs also may be or have been present at properties neighboring certain Centers. Some of these tanks have either leaked or are suspected to have leaked. Where leakage has occurred, investigation, remediation, and monitoring costs may be incurred by the Company if responsible current or former tenants, or other responsible parties, are unavailable to pay such costs.

•                  Chlorinated Hydrocarbons.  The presence of chlorinated hydrocarbons such as perchloroethylene (“PCE”) and its degradation byproducts have been detected at certain Centers, often in connection with tenant dry cleaning operations. Where PCE has been detected, the Company may incur investigation, remediation and monitoring costs if responsible current or former tenants, or other responsible parties, are unavailable to pay such costs.”

In making these responses, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (310) 899-6331.

Sincerely,

The Macerich Company

/s/ Thomas E. O’Hern
Thomas E. O’Hern
Senior Executive Vice President and Chief Financial Officer